EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2010	2009	2008	2007	2006
Earnings:
Income before assessments	$545	$701	$629	$888	$739
Fixed charges	1,053	2,680	9,587	12,841	10,803
Total earnings	$1,598	$3,381	$10,216	$13,729	$11,542
Fixed charges:
Interest expense	$1,052	$2,679	$9,586	$12,840	$10,802
Estimated rental expense based on an interest factor	1	1	1	1	1
Total fixed charges	$1,053	$2,680	$9,587	$12,841	$10,803
Ratio of earnings to fixed charges	1.52	1.26	1.07	1.07	1.07